Exhibit 99.1

Spectrum Cannabis and the Arthritis Society Team Up to Launch Arthritis Talks, A National Symposium Series for Patients

SMITHS FALLS, ON and TORONTO, April 25, 2019 /CNW/ - Spectrum Cannabis, the medical division of Canopy Growth Corporation (TSX: WEED) (NYSE: CGC) is pleased to announce a partnership with the Arthritis Society to raise awareness and educate people about living with arthritis, including the potential of medical cannabis as a treatment for arthritis symptoms and the importance of seeking guidance from health care practitioners. The Arthritis Society is a leading charitable funder of arthritis research whose vision is to live in a world where people are free from the devastating effects of arthritis.

The partnership will engage Canadians across the country in a series of symposiums titled "Arthritis Talks," presented by the Arthritis Society and Spectrum Cannabis. The series consists of a comprehensive program of in-person and digitally-accessible education events across Canada featuring leading speakers on topics that are of high interest and relevance to people living with arthritis.

Spectrum Cannabis and the Arthritis Society are also committed to creating a range of evidence-based resources that will enable people with arthritis to make informed decisions regarding medical cannabis. These resources which will be developed over the coming months and available on Arthritis.ca, range from infographics to educational videos and an online guide that will feature content backed by the latest evidence available to guide patients through the process of making decisions about medical cannabis.

Today, one in five people across Canada live with arthritis; that's about six million Canadians and the prevalence of arthritis is on the rise. It's estimated that as many as one in four Canadians will have arthritis by 2040, a projected 50% increase.

"Many people today have significant unmet medical needs, particularly with conditions such as arthritis where standard therapies have produced sub-par results," commented Dr. Mark Ware, Chief Medical Officer, Canopy Growth. "Our partnership with the Arthritis Society aligns with our commitment to set the industry standard for awareness and education surrounding medical cannabis and its various therapeutic benefits including its potential as a treatment for those living with arthritis."

"For people with arthritis, symptoms like chronic pain and fatigue can seriously erode your quality of life," says Arthritis Society Chief Science Officer, Dr. Siân Bevan. "While medical cannabis may offer the possibility of some relief, these patients and their physicians need credible, evidence-based guidance with which to make informed treatment decisions. The Arthritis Society continues to lead the way in calling for and funding innovative research and education initiatives to address this urgent need, and we are pleased to partner with Spectrum Cannabis to empower Canadians living with arthritis to make the treatment decisions that are right for them."

Arthritis Talks: Nourish & Flourish, the first event of this exciting series takes place on Saturday, May 4, 2019 in both Calgary and Winnipeg. Experts in nutrition, physical activity and medical cannabis will bring current research and information about arthritis to in-person attendees and online participants through a live, interactive webcast. Event information and registration instructions can be found on the Arthritis Society website.

Spectrum Cannabis: Medical Cannabis. Simplified.

About the Arthritis Society
The Arthritis Society is a national health charity, fueled by donors and volunteers, with a vision to live in a world where people are free from the devastating effects that arthritis has on lives. Begun in 1948 with one very clear goal – to alleviate the suffering of people crippled by arthritis – that same volunteer-led passion carries on today in communities across Canada. Through the trust and support of our donors and sponsors, the Arthritis Society is Canada's largest charitable source of investments in cutting-edge arthritis research, proactive advocacy and innovative solutions that will deliver better health outcomes for people affected by arthritis. The Arthritis Society is accredited under Imagine Canada's Standards Program. For more information and to make a donation, visit arthritis.ca.

About Spectrum Cannabis
Spectrum Cannabis, a wholly-owned subsidiary of Canopy Growth, is dedicated to simplifying medical cannabis for patients and healthcare practitioners worldwide. Founded in Canada, Spectrum Cannabis operates in Australia, South America, Africa and across Europe. Spectrum Cannabis products are available in a wide range of potencies and formats designed to simplify the dialogue around strength and dosage by applying a colour-coded Spectrum to categorize medical cannabis according to THC and CBD levels. Its product lineup includes whole flower cannabis, oils and new innovations such as Softgels. Through product simplification, easy dosing formats, and ongoing education of healthcare professionals, Spectrum Cannabis is committed to improving the lives of medical cannabis patients around the globe.

About Canopy Growth
Canopy Growth (TSX:WEED, NYSE:CGC) is a world-leading diversified cannabis and hemp company, offering distinct brands and curated cannabis varieties in dried, oil and Softgel capsule forms. Canopy Growth offers medically approved vaporizers through the Company's subsidiary, Storz & Bickel GMbH & Co. KG. From product and process innovation to market execution, Canopy Growth is driven by a passion for leadership and a commitment to building a world-class cannabis company one product, site and country at a time. The Company has operations in over a dozen countries across five continents.

The Company is proudly dedicated to educating healthcare practitioners, conducting robust clinical research, and furthering the public's understanding of cannabis, and through its wholly owned subsidiary, Canopy Health Innovations ("Canopy Health"), has devoted millions of dollars toward cutting edge, commercializable research and IP development. Canopy Growth works with the Beckley Foundation and has launched Beckley Canopy Therapeutics to research and develop clinically validated cannabis-based medicines, with a strong focus on intellectual property protection. Canopy Growth acquired assets of leading hemp research company, ebbu, Inc. ("ebbu"). Intellectual Property ("IP") and R&D advancements achieved by ebbu's team apply directly to Canopy Growth's hemp and THC-rich cannabis genetic breeding program and its cannabis-infused beverage capabilities. Through partly owned subsidiary Canopy Rivers Corporation, the Company is providing resources and investment to new market entrants and building a portfolio of stable investments in the sector.

From our historic public listing on the Toronto Stock Exchange and New York Stock Exchange to our continued international expansion, pride in advancing shareholder value through leadership is engrained in all we do at Canopy Growth. Canopy Growth has established partnerships with leading sector names including cannabis icon Snoop Dogg, breeding legends DNA Genetics and Green House seeds, Battelle, the world's largest nonprofit research and development organization, and Fortune 500 alcohol leader Constellation Brands, to name but a few. Canopy Growth operates ten licensed cannabis production sites with over 4.3 million square feet of production capacity, including over one million square feet of GMP certified production space. The Company operates Tweed retail stores in Newfoundland and Manitoba and has entered into supply agreements with every Canadian province and territory. For more information visit www.canopygrowth.com

Notice Regarding Forward Looking Statements
This news release contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. Often, but not always, forward-looking statements and information can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "estimates", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements or information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Canopy Growth or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements or information contained in this news release. Examples of such statements include statements with respect to creation of digital educational assets and tools. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information, including educational resources and events, and such risks contained in the Company's annual information form dated June 27, 2018 and filed with Canadian securities regulators available on the Company's issuer profile on SEDAR at www.sedar.com. Although the Company believes that the assumptions and factors used in preparing the forward-looking information or forward-looking statements in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information and forward-looking statements included in this news release are made as of the date of this news release and the Company does not undertake an obligation to publicly update such forward-looking information or forward-looking information to reflect new information, subsequent events or otherwise unless required by applicable securities laws.

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SOURCE Canopy Growth Corporation

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%CIK: 0001737927

For further information: Caitlin O'Hara, Media Relations, Caitlin.Ohara@canopygrowth.com, 613-291-3239; Investor Relations, Tyler Burns, Tyler.Burns@canopygrowth.com, 855-558-9333 ex 122

CO: Canopy Growth Corporation

CNW 08:00e 25-APR-19